18007520

SEC-VA DM

SE[illegible]
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
APR 09 2018
Washington DC
408

SEC FILE NUMBER
8-34889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maine Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Monument Square
(No. and Street)

Portland (City) ME (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley McCurtain (207) 775-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA

OATH OR AFFIRMATION

I, Bradley McCurtain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maine Securities Corporation of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bradley McCurtain 3/30/2018
Signature

3-30-2018

President
Title

Karen Belton
Notary Public

KAREN BELTON
Notary Public-Maine
My Commission Expires
August 26, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maine Securities Corporation
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

		Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings		
1100 · Checking/Savings		
1160 · SW MSC Checking	5,922.30	
1190 · SWS Equity Account MMF	70,234.92	
Total 1100 · Checking/Savings		76,157.22
Total Checking/Savings		76,157.22
Accounts Receivable		
1200 · Receivables		
1250 · RIA Fees A/R - Allowable	3,252.89	
1251 · RIA Fees A/R NON-Allowable	6,706.37	
1260 · Commissions Receivables	54.14	
1270 · Other Receivables	34.27	
Total 1200 · Receivables		10,047.67
Total Accounts Receivable		10,047.67
Other Current Assets		
1300 · Prepaid Expenses		
1360 · Prepaid Regulatory Fees	6,727.00	
1370 · Prepaid Expenses - Other	16,439.43	
Total 1300 · Prepaid Expenses		23,166.43
1400 · Investments		
1450 · Marketable Securities	245,426.65	
Total 1400 · Investments		245,426.65
1500 · Other Current Assets		
1550 · Clearing Deposit SWS	25,003.53	
1560 · Employee Loans	12,000.00	
1565 · Reserve for Uncollectible	-12,000.00	
Total 1500 · Other Current Assets		25,003.53
Total Other Current Assets		293,596.61
Total Current Assets		379,801.50
Fixed Assets		
1600 · Fixed Assets		
1650 · Property and Equipment	23,649.08	
1660 · Accumulated Depreciation	-23,649.08	
Total 1600 · Fixed Assets		0.00
Total Fixed Assets		0.00
Other Assets		
Error Account		365.65
Maine Bank prepaid exp		192.60
1900 · Deferred Taxes		18,500.00
Total Other Assets		19,058.25
TOTAL ASSETS		**398,859.75**

The accompanying notes are an integral part of these financial statements.

Maine Securities Corporation
Balance Sheet
As of December 31, 2017

		Dec 31, 17
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 · Accounts Payable		
2020 · Commissions Payable	280.56	
Total 2000 · Accounts Payable		280.56
Total Accounts Payable		280.56
Other Current Liabilities		
2040 · Other Accrued Expenses		3,870.61
2050 · Current Liabilities		
2055 · Due to Owner	71,232.20	
Total 2050 · Current Liabilities		71,232.20
Total Other Current Liabilities		75,102.81
Total Current Liabilities		75,383.37
Total Liabilities		75,383.37
Equity		
3100 · Common Stock		100.00
3200 · Capital Contributions		339,552.92
3900 · *Retained Earnings		-24,155.59
Net Income		7,979.05
Total Equity		323,476.38
TOTAL LIABILITIES & EQUITY		**398,859.75**

The accompanying notes are an integral part of these financial statements.